SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

The Hillshire Brands Company
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

                                                                                                              ________432589109_________
(CUSIP Number)

David Goldman
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

______________________ June 9, 2014________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

CUSIP No. 432589109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Funds, LLC I.D. No. 13-4044523
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 3,216,161 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 3,216,161 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 3,216,161 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 2.61%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 432589109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Asset Management Inc. I.D. No. 13-4044521
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 2,970,467 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 3,148,307 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 3,148,307 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 2.55%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 432589109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Securities, Inc. I.D. No. 13-3379374
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Client funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 536,018 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 536,018 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 536,018 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.43%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO, IA

CUSIP No. 432589109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Foundation, Inc. I.D. No. 94-2975159
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization NV
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 9,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 9,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 9,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.01%
14	Type of reporting person (SEE INSTRUCTIONS) 00-Private Foundation

CUSIP No. 432589109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) MJG Associates, Inc. I.D. No. 06-1304269
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Client Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Connecticut
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 11,500 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 11,500 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 11,500 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.01%
14	Type of reporting person (SEE INSTRUCTIONS) CO

CUSIP No. 432589109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) MJG-IV Limited Partnership I.D. No. 13-3191826
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) Private Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 4,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 4,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 4,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) PN

CUSIP No. 432589109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP, Inc. I.D. No. 13-3056041
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Wyoming
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 41,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 41,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 41,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.03%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 432589109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Investors, Inc. I.D. No. 13-4007862
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 37,475 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 37,475 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 37,475 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.03%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 432589109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) Private Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 72,500 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 72,500 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 72,500 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.06%
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1.                                        Security and Issuer
The class of equity securities to which this statement on Schedule 13D relates is the Common Stock of The Hillshire Brands Company (the "Issuer"), a Maryland corporation with principal offices located at 400 South Jefferson Street, Chicago, Illinois 60607.

Item 2.                                        Identity and Background
This statement is being filed by Mario J. Gabelli ("Mario Gabelli") and various entities which he directly or indirectly controls or for which he acts as chief investment officer.  These entities engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner or the equivalent of various private investment partnerships or private funds.  Certain of these entities may also make investments for their own accounts.
The foregoing persons in the aggregate often own beneficially more than 5% of a class of equity securities of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc.  ("GGCP"), GGCP Holdings LLC ("GGCP Holdings"), GAMCO Investors, Inc. ("GBL"), Gabelli Funds, LLC ("Gabelli Funds"), GAMCO Asset Management Inc. ("GAMCO"), Teton Advisors, Inc. ("Teton Advisors"), Gabelli Securities, Inc. ("GSI"), G.research, Inc. ("G.research"), MJG Associates, Inc. ("MJG Associates"), Gabelli Foundation, Inc. ("Foundation"), MJG-IV Limited Partnership ("MJG-IV"), and Mario Gabelli.  Those of the foregoing persons signing this Schedule 13D are hereinafter referred to as the "Reporting Persons".
GGCP makes investments for its own account and is the manager and a member of GGCP Holdings which is the controlling shareholder of GBL.  GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including those named below.
GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers Act").  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
GSI, a majority-owned subsidiary of GBL, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies and other accounts.  As a part of its business, GSI may purchase or sell securities for its own account.  GSI is a general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, L.P., Gabelli Associates Fund II, L.P., Gabelli Associates Limited, Gabelli Associates Limited II E, ALCE Partners, L.P., Gabelli Capital Structure Arbitrage Fund LP, Gabelli Capital Structure Arbitrage Fund Limited, Gabelli Intermediate Credit Fund L.P., Gabelli Japanese Value Partners L.P., GAMA Select Energy + L.P., GAMCO Medical Opportunities L.P., GAMCO Long/Short Equity Fund, L.P., Gabelli Multimedia Partners, L.P, Gabelli International Gold Fund Limited and Gabelli Green Long/Short Fund, L.P.
G.research, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended ("1934 Act"), which as a part of its business regularly purchases and sells securities for its own account.
Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which provides advisory services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The GAMCO Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value 25 Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The GAMCO Global Telecommunications Fund, The Gabelli Gold Fund, Inc., The Gabelli Multimedia Trust Inc., The Gabelli Global Rising Income & Dividend Fund, The Gabelli Capital Asset Fund, The GAMCO International Growth Fund, Inc., The GAMCO Global Growth Fund, The Gabelli Utility Trust, The GAMCO Global Opportunity Fund, The Gabelli Utilities Fund, The Gabelli Dividend Growth Fund, The GAMCO Mathers Fund, The Gabelli Focus Five Fund, The Comstock Capital Value Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The GAMCO Global Gold, Natural Resources, & Income Trust by Gabelli, The GAMCO Natural Resources Gold & Income Trust by Gabelli, The GDL Fund, Gabelli Enterprise Mergers & Acquisitions Fund, The Gabelli SRI Fund, Inc., and The Gabelli Healthcare & Wellness Rx Trust, (collectively, the "Funds"), which are registered investment companies.  Gabelli Funds is also the investment adviser to The GAMCO International SICAV (sub-funds GAMCO Stategic Value and GAMCO Merger Arbitrage), a UCITS III vehicle.
Teton Advisors, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The TETON Westwood Mighty Mitessm Fund, The TETON Westwood Income Fund, The TETON Westwood SmallCap Equity Fund, and The TETON Westwood Mid-Cap Equity Fund.
MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder, director and employee of MJG Associates.   MJG Associates is the Investment Manager of Gabelli International Limited and Gabelli Fund, LDC.  Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation.  Mario Gabelli is the Chairman, a Trustee and the Investment Manager of the Foundation. Elisa M. Wilson is the President of the Foundation.
Mario Gabelli is the controlling stockholder, Chief Executive Officer and a director of GGCP and Chairman and Chief Executive Officer of GBL.  Mario Gabelli is also a member of GGCP Holdings. Mario Gabelli is the controlling shareholder of Teton.
                             MJG-IV is a family partnership in which Mario Gabelli is the general partner.  Mario Gabelli has less than a 100% interest in MJG-IV.  MJG-IV makes investments for its own account.  Mario Gabelli disclaims ownership of the securities held by MJG-IV beyond his pecuniary interest.
The Reporting Persons do not admit that they constitute a group.
GAMCO and G.research are New York corporations and GBL, GSI, and Teton Advisors are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. GGCP is a Wyoming corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.   GGCP Holdings is a Delaware limited liability corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  MJG Associates is a Connecticut corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.
For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.
(d) – Not applicable.
(e) – Not applicable.
                          (f) – Reference is made to Schedule I hereto.

Item 3.                                        Source and Amount of Funds or Other Consideration
The Reporting Persons used an aggregate of approximately $80,856,362 to purchase the Securities reported as beneficially owned in Item 5. GAMCO and Gabelli Funds used approximately $7,421,633 and $37,193,545 ,  respectively, of funds that were provided through the accounts of certain of their investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts) in order to purchase the Securities for such clients. GSI used approximately $27,841,990 of client funds to purchase the Securities reported by it. Mario Gabelli used approximately $3,095,659 of private funds to purchase the Securities reported by him. MJG Associates used approximately $664,660 of client funds to purchase the Securities reported by it. GBL used approximately $2,044,964 of working capital to purchase the Securities reported by it. GGCP used approximately $2,479,473 of working capital to purchase the Securities reported by it. MJG-IV used approximately $114,438 of private funds to purchase the Securities reported by it.

Item 4.                                        Purpose of Transaction
Each of the Reporting Persons has purchased and holds the Securities reported by it for investment for one or more accounts over which it has shared, sole, or both investment and/or voting power, for its own account, or both.
The Reporting Persons are engaged in the business of securities analysis and investment. The Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).  As a result of these analytical activities one or more of the Reporting Persons may issue analysts reports, participate in interviews or hold discussions with third parties or with management in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder values.  Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D including, without limitation, such matters as disposing of one or more businesses, selling the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting, certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.
Each of the Reporting Persons intends to adhere to the foregoing investment philosophy with respect to the Issuer.  However, none of the Reporting Persons intends to seek control of the Issuer or participate in the management of the Issuer, and any Reporting Person that is registered as an investment company under the Company Act will participate in such a transaction only following receipt of an exemption from the SEC under Rule 17d-1 under the Company Act, if required, and in accordance with other applicable law.  In pursuing this investment philosophy, each Reporting Person will continuously assess the Issuer's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer's securities in particular, other developments and other investment opportunities, as well as the investment objectives and diversification requirements of its shareholders or clients and its fiduciary duties to such shareholders or clients.  Depending on such assessments, one or more of the Reporting Persons may acquire additional Securities or may determine to sell or otherwise dispose of all or some of its holdings of Securities.  Although the Reporting Persons share the same basic investment philosophy and although most portfolio decisions are made by or under the supervision of Mario Gabelli, the investment objectives and diversification requirements of various clients differ from those of other clients so that one or more Reporting Persons may be acquiring Securities while others are disposing of Securities.
With respect to voting of the Securities, the Reporting Persons have adopted general voting policies relating to voting on specified issues affecting corporate governance and shareholder values.  Under these policies, the Reporting Persons generally vote all securities over which they have voting power in favor of cumulative voting, financially reasonable golden parachutes, one share one vote, management cash incentives and pre-emptive rights and against greenmail, poison pills, supermajority voting, blank check preferred stock and super-dilutive stock options.  Exceptions may be made when management otherwise demonstrates superior sensitivity to the needs of shareholders.  In the event that the aggregate voting position of all Reporting Persons exceeds 25% of the total voting position of the Issuer, one or more of the filing persons may transfer voting and/or dispositive power over shares to independent committees of directors or the owners of such shares. Such committees vote and/or consider disposition of such shares independently of the Reporting Persons.
Each of the Covered Persons who is not a Reporting Person has purchased the Securities reported herein as beneficially owned by him for investment for his own account or that of one or more members of his immediate family.  Each such person may acquire additional Securities or dispose of some or all of the Securities reported herein with respect to him.
Other than as described above, none of the Reporting Persons and none of the Covered Persons who is not a Reporting Person has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.                                        Interest In Securities Of The Issuer
(a) The aggregate number of Securities to which this Schedule 13D relates is 7,075,961 shares, representing 5.74% of the 123,349,419 shares outstanding as reported in the Issuer's Agreement and Plan of Merger as of June 6, 2014.   The Reporting Persons beneficially own those Securities as follows:
Name	Shares of Common Stock	% of Class of Common
GAMCO Gabelli Funds GSI Foundation Mario Gabelli MJG Associates GBL GGCP MJG-IV	3,148,307 3,216,161 536,018 9,000 72,500 11,500 37,475 41,000 4,000	2.55% 2.61% 0.43% 0.01% 0.06% 0.01% 0.03% 0.03% 0.00%

Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons.  GSI is deemed to have beneficial ownership of the Securities owned beneficially by G.research.  GBL and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have authority to vote 177,840 of the reported shares, (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund's shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special  circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
                          (d) The investment advisory clients of, or partnerships managed by, GAMCO, Gabelli Funds, Teton Advisors and MJG Associates have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisory contracts and partnership arrangements, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Securities beneficially owned by such Reporting Persons on behalf of such clients or partnerships.  Except as noted, no such client or partnership has an interest by virtue of such relationship that relates to more than 5% of the Securities.
(e) Not applicable.

Item 6.                                        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The powers of disposition and voting of Gabelli Funds, Teton Advisors, GAMCO, GSI and MJG Associates with respect to Securities owned beneficially by them on behalf of their investment advisory clients, and of MJG Associates and GSI with respect to Securities owned beneficially by them on behalf of the partnerships or corporations which they directly or indirectly manage, are held pursuant to written agreements with such clients, partnerships and funds.

Item 7.                                        Material to be Filed as an Exhibit
The following Exhibit A is attached hereto.  The following Exhibit B is incorporated by reference to Exhibit B in the Initial Schedule 13D of the Reporting Persons with respect to Lincare Holdings Inc.
Exhibit A:	Joint Filing Agreement
Exhibit B:	Powers of Attorney to David M. Goldman and Douglas R. Jamieson from Mario J. Gabelli individually and/or as an executive officer or director of any entity of which Mr. Gabelli serves.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:            June 19, 2014

GGCP, INC.
MARIO J. GABELLI
MJG ASSOCIATES, INC.
GABELLI FOUNDATION, INC.
MJG-IV LIMITED PARTNERSHIP

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
     Attorney-in-Fact

GAMCO ASSET MANAGEMENT INC.
  GAMCO INVESTORS, INC.
GABELLI SECURITIES, INC.
GABELLI FUNDS, LLC

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
                    President & Chief Operating Officer – GAMCO Investors, Inc.
      President – GAMCO Asset Management Inc.
      President – Gabelli Securities, Inc.
                                                                                                                                      President & Chief Operating Officer of the sole member of
Gabelli Funds, LLC

SCHEDULE I
                                         Information with Respect to Executive
                                 Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management Inc., Gabelli Funds, LLC, Gabelli Securities, Inc., G.research, Inc., Teton Advisors, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) and (e) of this Schedule 13D.

GGCP, Inc. Directors:
Mario J. Gabelli	Chief Executive Officer of GGCP, Inc., and Chairman & Chief Executive Officer of GAMCO Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.
Marc J. Gabelli	Chairman of The LGL Group, Inc. 2525 Shader Road Orlando, FL 32804
Matthew R. Gabelli	Vice President – Trading G.research, Inc. One Corporate Center Rye, NY 10580
Charles C. Baum	Secretary & Treasurer United Holdings Co., Inc. 2545 Wilkens Avenue Baltimore, MD 21223
Fredric V. Salerno	Chairman; Former Vice Chairman and Chief Financial Officer Verizon Communications

Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Marc J. Gabelli	President
Silvio A. Berni	Vice President, Assistant Secretary and Controller

GGCP Holdings LLC Members: GGCP, Inc. Mario J. Gabelli	Manager and Member Member

GAMCO Investors, Inc. Directors:
Edwin L. Artzt Raymond C. Avansino Richard L. Bready

Former Chairman and Chief Executive Officer
Procter & Gamble Company
900 Adams Crossing
Cincinnati, OH 45202

Chairman & Chief Executive Officer
E.L. Wiegand Foundation
165 West Liberty Street
Reno, NV 89501

Former Chairman and Chief Executive Officer
Nortek, Inc.
50 Kennedy Plaza
Providence, RI 02903

Mario J. Gabelli Elisa M. Wilson	See above Director c/o GAMCO Investors, Inc. One Corporate Center Rye, NY 10580

Eugene R. McGrath	Former Chairman and Chief Executive Officer Consolidated Edison, Inc. 4 Irving Place New York, NY 10003
Robert S. Prather	President & Chief Executive Officer Heartland Media, LLC 1843 West Wesley Road Atlanta, GA 30327
Officers:
Mario J. Gabelli	Chairman and Chief Executive Officer
Douglas R. Jamieson Henry G. Van der Eb Bruce N. Alpert Agnes Mullady Robert S. Zuccaro Kevin Handwerker
President and Chief Operating Officer

Senior Vice President

Senior Vice President

Senior Vice President

Executive Vice President and Chief Financial Officer

Executive Vice President, General Counsel and Secretary

GAMCO Asset Management Inc. Directors:
Douglas R. Jamieson Regina M. Pitaro William S. Selby
Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer – Value Portfolios

Douglas R. Jamieson Robert S. Zuccaro David Goldman	President, Chief Operating Officer and Managing Director Chief Financial Officer General Counsel, Secretary & Chief Compliance Officer
Gabelli Funds, LLC Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Bruce N. Alpert	Executive Vice President and Chief Operating Officer
Agnes Mullady	President and Chief Operating Officer – Open End Fund Division
Robert S. Zuccaro	Chief Financial Officer
David Goldman	General Counsel
Teton Advisors, Inc. Directors:
Howard F. Ward Nicholas F. Galluccio Vincent J. Amabile John Tesoro	Chairman of the Board Chief Executive Officer and President
Officers:
Howard F. Ward Nicholas F. Galluccio Robert S. Zuccaro David Goldman Tiffany Hayden	See above See above Chief Financial Officer General Counsel Secretary

Gabelli Securities, Inc.
Directors:
Robert W. Blake	President of W. R. Blake & Sons, Inc. 196-20 Northern Boulevard Flushing, NY 11358
Douglas G. DeVivo	DeVivo Asset Management Company LLC P.O. Box 2048 Menlo Park, CA 94027
Douglas R. Jamieson	President
Daniel R. Lee	Managing Partner of Creative Casinos, LLC 10801 W. Charleston Blvd., Suite 420 Last Vegas, NV 89135
William C. Mattison, Jr.

Officers:
Douglas R. Jamieson Robert S. Zuccaro Diane M. LaPointe David M. Goldman Joel Torrance	See above Chief Financial Officer Controller General Counsel and Secretary Chief Compliance Officer
G.research, Inc. Directors:
Irene Smolicz	Senior Trader – G.research, Inc.
Daniel M. Miller	Chairman
Officers:
Daniel M. Miller	See above
Cornelius V. McGinity	President
Bruce N. Alpert Diane M. LaPointe Douglas R. Jamieson David M. Goldman Josephine D. LaFauci	Vice President Controller and Financial & Operations Principal Secretary Assistant Secretary Chief Compliance Officer
Gabelli Foundation, Inc. Officers:
Mario J. Gabelli	Chairman, Trustee & Chief Investment Officer
Elisa M. Wilson Marc J. Gabelli Matthew R. Gabelli Michael Gabelli	President Trustee Trustee Trustee
MJG-IV Limited Partnership Officers:
Mario J. Gabelli	General Partner

                                SCHEDULE II
                            INFORMATION WITH RESPECT TO
                 TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
                 SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)
                                   SHARES PURCHASED        AVERAGE
                        DATE            SOLD(-)             PRICE(2)

 COMMON STOCK-HILLSHIRE BRANDS COMPANY

          GABELLI FOUNDATION, INC.
                       6/16/14            9,000              *DI
                       5/12/14            1,500-           39.2500
          MARIO J. GABELLI
                       6/16/14            9,000-             *DO
                       6/09/14           23,000            61.7290
                       5/27/14              500            44.6600
                       5/21/14            9,000            35.6910
                       5/08/14              400-           36.9500
          GABELLI SECURITIES, INC.
                       6/17/14              800            61.8856
                       6/17/14              100            61.8856
                       6/13/14              400            61.8609
                       6/13/14            3,200            61.8609
                       6/11/14            7,000            61.7997
                       6/11/14              900            61.7997
                       6/10/14              700            61.9660
                       6/10/14            4,400            61.9660
                       6/09/14           17,000            61.8906
                       6/09/14           15,000            61.7290
                       6/09/14           17,400            61.8963
                       6/09/14            2,100            61.8963
                       6/09/14            2,000            61.8906
                       6/05/14              200            58.4845
                       6/05/14            2,200            58.4845
                       6/03/14            7,300            57.9734
                       6/03/14            3,300            57.9734
                       5/29/14           12,300            51.3575
                       5/28/14            3,000            45.0733
                       5/28/14            7,000            45.0082
                       5/27/14           37,400            44.9596
                       5/27/14            4,500            44.9596
                       5/21/14              400            35.5501
                       5/21/14            2,300            35.5501
                       5/16/14            5,800            36.7993
                       5/16/14              700            36.7993
                       5/12/14            9,100            34.9376
                       5/12/14            1,100            34.9376
             ALCE PARTNERS
                       6/09/14            2,000            61.7290
             GABELLI ASSOCIATES LIMITED II E
                       6/17/14              200            61.8856
                       6/13/14            1,200            61.8609
                       6/11/14            2,600            61.7997
                       6/10/14            1,700            61.9660
                       6/09/14            6,400            61.8963
                       6/09/14            6,000            61.8906
                       6/05/14              900            58.4845
                       6/03/14            2,600            57.9734
                       5/29/14            4,500            51.3575
                       5/28/14            2,500            45.0082
                       5/27/14           13,600            44.9596
                       5/21/14              900            35.5501
                       5/16/14            2,100            36.7993
                       5/12/14            3,300            34.9376
             GABELLI ASSOCIATES LIMITED
                       6/17/14              500            61.8856
                       6/13/14            2,600            61.8609
                       6/11/14            5,500            61.7997
                       6/10/14            3,400            61.9660
                       6/09/14           13,600            61.8963
                       6/09/14           13,200            61.8906
                       6/05/14            1,700            58.4845
                       6/03/14            5,700            57.9734
                       5/29/14            9,500            51.3575
                       5/28/14            5,500            45.0082
                       5/27/14           29,200            44.9596
                       5/21/14            1,700            35.5501
                       5/16/14            4,500            36.7993
                       5/12/14            7,100            34.9376
             GABELLI ASSOCIATES FUND II
                       6/13/14            1,400            61.8609
                       6/11/14            3,200            61.7997
                       6/10/14            1,900            61.9660
                       6/09/14            7,400            61.8963
                       6/09/14            7,200            61.8906
                       6/05/14              900            58.4845
                       6/03/14            3,300            57.9734
                       5/29/14            5,200            51.3575
                       5/28/14            2,900            45.0082
                       5/27/14           15,900            44.9596
                       5/21/14              900            35.5501
                       5/16/14            2,500            36.7993
                       5/12/14            3,900            34.9376
             GABELLI ASSOCIATES FUND
                       6/17/14              900            61.8856
                       6/13/14            3,814            61.8609
                       6/11/14            8,400            61.7997
                       6/10/14            5,500            61.9660
                       6/09/14           20,600            61.8963
                       6/09/14           19,800            61.8906
                       6/05/14            2,600            58.4845
                       6/03/14            8,600            57.9734
                       5/29/14           14,300            51.3575
                       5/28/14            8,400            45.0082
                       5/27/14           44,500            44.9596
                       5/21/14            2,600            35.5501
                       5/16/14            6,800            36.7993
                       5/12/14           10,804            34.9376
          MJG ASSOCIATES, INC.
             GABELLI INTERNATIONAL LIMITED
                       6/09/14           10,000            61.7290
          GAMCO INVESTORS, INC.
                       6/16/14           10,000            61.9696
                       6/13/14              800            61.8609
                       6/11/14            1,400            61.7997
                       6/10/14            1,000            61.9660
                       6/09/14            3,600            61.8963
                       6/09/14            3,400            61.8906
                       6/05/14              400            58.4845
                       6/03/14            1,600            57.9734
                       5/29/14            4,000            51.3575
                       5/27/14            7,600            44.9596
                       5/21/14              500            35.5501
                       5/21/14               40            35.8100
                       5/16/14            1,100            36.7993
                       5/12/14            1,900            34.9376
          GAMCO ASSET MANAGEMENT INC.
                       6/17/14            1,000            61.8856
                       6/17/14            3,000            62.0769
                       6/17/14            4,000-           62.0475
                       6/17/14              100-           62.0000
                       6/17/14           20,000            62.0595
                       6/17/14              400            62.0780
                       6/16/14              600-           61.9210
                       6/16/14            1,100-           61.9700
                       6/16/14           25,000            61.9100
                       6/16/14              400            61.9700
                       6/13/14            2,000-           61.8800
                       6/13/14              200-           61.9000
                       6/13/14            5,200-           61.8567
                       6/12/14              200-             *DO
                       6/12/14           10,000            61.9800
                       6/12/14              700-           61.8786
                       6/12/14           10,000            61.9924
                       6/11/14            7,440-           61.8062
                       6/11/14              280-           61.8801
                       6/11/14              200-           61.8000
                       6/10/14            1,508-           62.0170
                       6/10/14            1,000-           61.9806
                       6/10/14            2,000            61.9900
                       6/10/14              500-             *DO
                       6/10/14           28,000            62.0099
                       6/10/14               38-           62.0500
                       6/10/14              500            61.9660
                       6/09/14            3,200            61.8786
                       6/09/14              800            61.8690
                       6/09/14           25,800            61.8607
                       6/09/14            4,000            61.8100
                       6/09/14            1,100            61.8906
                       6/09/14              500            61.8963
                       6/09/14           75,000            61.8044
                       6/09/14            1,000            61.8001
                       6/09/14           94,000            61.7557
                       6/09/14            4,000-           61.8001
                       6/09/14            1,000-           61.8001
                       6/06/14              760-           58.7000
                       6/05/14              500-           58.5330
                       6/05/14              200-           58.6800
                       6/04/14              200-           58.9220
                       6/03/14              400-           58.4500
                       6/03/14              430-           58.4930
                       6/03/14              300            57.9734
                       6/03/14              550-           58.8000
                       6/03/14              500-           58.6200
                       6/02/14            4,500-             *DO
                       5/30/14            4,000            52.7903
                       5/30/14            6,500-           52.8468
                       5/30/14              800-           52.8329
                       5/30/14           10,000-           52.8074
                       5/29/14            1,000            52.6150
                       5/29/14              300            51.3575
                       5/29/14              500-           52.2660
                       5/29/14            5,000-           52.0544
                       5/28/14           12,000            45.0800
                       5/28/14            1,600            45.0275
                       5/28/14            6,600            45.0678
                       5/28/14            6,000            45.0656
                       5/28/14            1,400            45.0690
                       5/27/14           24,000            45.0299
                       5/27/14           13,000            45.0500
                       5/27/14           11,500            45.1489
                       5/27/14           20,000            44.9442
                       5/27/14              200            44.9000
                       5/27/14            1,000            44.9596
                       5/27/14            1,000-           45.4500
                       5/27/14            1,500-           45.1329
                       5/23/14              500            36.7834
                       5/23/14           25,000            36.7587
                       5/23/14           10,500            36.6271
                       5/23/14              400            36.5990
                       5/23/14            1,600            36.5950
                       5/23/14           10,000            36.5274
                       5/22/14            2,000            35.6653
                       5/22/14              400            35.7811
                       5/22/14              320-           36.0100
                       5/22/14              500              *DI
                       5/22/14            7,042            35.7939
                       5/21/14           18,500            35.5845
                       5/21/14            1,200            35.2704
                       5/21/14              300            35.6900
                       5/21/14           10,033            35.5060
                       5/21/14              200            35.5501
                       5/21/14           13,000            35.5640
                       5/21/14            9,000            35.6246
                       5/21/14              300-           35.7000
                       5/21/14              500-           35.6701
                       5/15/14              600-           36.2000
                       5/14/14              600-           36.5670
                       5/14/14            2,700-           36.5577
                       5/14/14              250-           36.5568
                       5/14/14            1,000-           36.2500
                       5/14/14              500-           36.5269
                       5/14/14            6,000-           36.5396
                       5/14/14              600-           36.5110
                       5/14/14           25,784-           36.4970
                       5/14/14            4,000-           36.4709
                       5/14/14              300-           36.4401
                       5/14/14              500            36.5269
                       5/14/14              500-           36.5901
                       5/13/14            1,000-           36.5800
                       5/13/14              100-           36.6744
                       5/13/14            4,240-           36.6748
                       5/13/14              200-           36.6900
                       5/13/14              100            36.8031
                       5/13/14              100-           36.8032
                       5/13/14              200            36.6317
                       5/13/14              400-           36.6925
                       5/13/14               50            36.6738
                       5/13/14              200-           36.6944
                       5/13/14              100-           36.6950
                       5/13/14              100            36.6739
                       5/13/14              200            36.6740
                       5/13/14              100-           36.8032
                       5/13/14              300-           36.6740
                       5/13/14              100            36.8031
                       5/13/14              200            36.6740
                       5/13/14              200-           36.6990
                       5/13/14              299-           36.7350
                       5/13/14              200            36.8178
                       5/13/14              200-           36.6740
                       5/13/14              100            36.6739
                       5/13/14              200            36.6740
                       5/13/14              200            36.6990
                       5/13/14              900            36.6956
                       5/13/14            1,300-           36.8169
                       5/13/14            7,830-           36.9523
                       5/13/14            2,120-           36.8178
                       5/13/14              500-             *DO
                       5/13/14              100            36.6739
                       5/13/14              200-           36.6740
                       5/13/14              100-           36.6740
                       5/13/14              200-           36.8000
                       5/13/14              100            36.8031
                       5/13/14              200            36.8032
                       5/13/14              200            36.6740
                       5/13/14              700-           36.8018
                       5/13/14              200-           36.8178
                       5/13/14              300-           36.8032
                       5/13/14              500-           36.8040
                       5/13/14              350-           36.6740
                       5/13/14              200-           36.6990
                       5/13/14              200-           36.6317
                       5/12/14           21,400-           38.2543
                       5/12/14              200            34.9376
                       5/09/14            1,000-           36.8000
                       5/08/14            3,000-           36.9298
                       5/07/14            1,000-           36.8512
                       5/06/14              300            36.8299
                       5/06/14              190            36.3108
                       5/06/14            4,000-           36.4823
                       5/06/14              300            36.8299
                       5/06/14              300-           36.8299
                       5/06/14            1,900            36.4872
                       5/06/14              700            36.6200
                       5/05/14              400            35.5700
                       5/02/14            1,000            35.5199
                       4/30/14            5,000            35.4710
                       4/29/14           10,000            35.7637
                       4/28/14              100-           35.7500
                       4/28/14            5,000            35.8098
                       4/25/14              300            35.7800
                       4/25/14            5,000            35.8379
                       4/24/14           10,000            35.9947
                       4/24/14            2,000-           35.8896
                       4/23/14            1,300-           35.9727
                       4/23/14            5,000            35.9973
                       4/23/14            3,000            36.0168
                       4/23/14              600            36.0100
                       4/22/14           10,000            35.9776
                       4/21/14           59,500-             *DO
                       4/21/14              500            35.8900
          GGCP, INC.
                       6/13/14           11,000            61.8999
                       6/11/14           28,000            61.8634
                       5/27/14            1,300            44.9000
                       5/12/14              100            35.8200
                       5/12/14              200-           35.8200
                       5/06/14              400-           35.8000
          GABELLI FUNDS, LLC.
             GABELLI FOCUS FIVE FUND
                       6/03/14           65,000-           58.3051
                       5/29/14           25,000-           52.5794
                       5/21/14           23,800            35.6100
                       5/12/14           20,300-           38.0783
             GABELLI SRI GREEN FUND INC
                       5/14/14           10,000-           36.4401
             GABELLI VALUE FUND
                       5/29/14            5,000            51.7700
                       5/28/14           14,000            45.0656
                       5/27/14            7,000            45.0300
                       5/12/14            5,000-           37.9676
                       4/22/14            4,000-           35.9094
             GAMCO STRATEGIC VALUE
                       5/30/14            5,000-           52.8074
                       5/27/14            5,000            45.0299
             GABELLI HEALTHCARE & WELLNESS TRUST
                       5/14/14           10,000-           36.4401
             GABELLI GLOBAL RISING INCOME & DIVIDEND FUND
                       6/12/14            1,000            61.9610
                       6/12/14            2,000-           61.9610
                       5/28/14            6,000            45.0656
             GABELLI EQUITY TRUST
                       6/17/14            6,000-           62.0500
                       6/17/14            3,000            62.0500
                       6/12/14           33,500-           61.9335
                       6/11/14           70,500            61.8345
                       6/09/14           86,000            61.8044
                       5/14/14            5,000-           36.4401
                       5/13/14           22,200-           36.6932
             GABELLI EQUITY INCOME FUND
                       6/12/14           60,000            61.9065
                       6/11/14           29,500            61.8345
                       6/06/14           15,000-           58.9142
                       6/03/14           11,700-           58.7442
                       6/03/14              800-           57.7513
                       6/02/14           30,114-           53.5752
                       6/02/14           15,057            53.5752
                       5/30/14           13,894-           53.3624
                       5/30/14            6,947            53.3624
             GABELLI DIVIDEND & INCOME TRUST
                       5/14/14           10,000-           36.4401
             THE GDL FUND
                       6/09/14          100,000            61.8044
                       5/28/14          109,500            45.0656
                       5/27/14           14,500            45.1489
                       5/27/14           10,000            45.0299
             GABELLI ASSET FUND
                       6/12/14           10,000            62.0000
                       6/09/14          156,000            61.8044
                       5/14/14           10,000-           36.4401
                       5/12/14           10,000-           38.7970
             GAMCO ENTERPRISE M&A FUND
                       6/17/14           50,000            61.8800
                       6/16/14           22,000            61.8800
                       6/09/14           65,000            61.8044
                       5/27/14           38,000            45.0299
             GAMCO MERGER ARBITRAGE
                       6/17/14              500            61.8856
                       6/16/14            5,000            61.9400
                       6/13/14            2,086            61.8609
                       6/11/14            3,000            61.7997
                       6/10/14            1,100            61.9660
                       6/09/14            4,300            61.8906
                       6/09/14            4,400            61.8963
                       6/05/14            1,100            58.4845
                       6/03/14            1,800            57.9734
                       5/29/14            3,100            51.3575
                       5/28/14            1,700            45.0082
                       5/27/14            9,300            44.9596
                       5/21/14              500            35.5501
                       5/16/14            1,500            36.7993
                       5/12/14            2,200            34.9376
             GABELLI ABC FUND
                       6/17/14           15,438            61.8800
                       6/16/14            8,562            61.8800
                       6/09/14          438,000            61.8044
                       6/03/14              600            58.0667
                       5/28/14          192,076            45.0656
                       5/27/14           35,000            45.0299
             GABELLI GLOBAL UTILITY & INCOME TRUST
                       6/09/14           18,000            62.0694

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
    ON THE NYSE.

(2) PRICE EXCLUDES COMMISSION.

(*) RESULTS IN CHANGE OF DISPOSITIVE POWER AND BENEFICIAL OWNERSHIP.

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Entities (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of The Hillshire Brands Company. and that this Agreement be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this June 19, 2014.

MARIO J. GABELLI GGCP, INC. MJG ASSOCIATES, INC. GABELLI FOUNDATION, INC. MJG-IV LIMITED PARTNERSHIP By:/s/ Douglas R. Jamieson Douglas R. Jamieson Attorney-in-Fact
TETON ADVISORS, INC. By: /s/ David Goldman David Goldman Assistant Secretary

GAMCO ASSET MANAGEMENT INC.
GAMCO INVESTORS, INC.
GABELLI SECURITIES, INC.
G.RESEARCH, INC.
GABELLI FUNDS, LLC

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
     President & Chief Operating Officer – GAMCO Investors, Inc.
     President – GAMCO Asset Management Inc.
     Vice President – Gabelli Securities, Inc.
     Secretary – G.research, Inc.
     President & Chief Operating Officer of the sole member of Gabelli Funds, LLC